Filing pursuant to Rule 425 under

the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: February 16, 2016

Pfizer Names Executive Leadership Team For Combined Organization

Upon Close Of Proposed Allergan Transaction

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Pfizer will continue to manage its commercial operations through two distinct businesses – the innovative products business and the established products business – after the completion of the proposed transaction

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Pfizer continues to expect to make a decision about a potential separation of the combined company’s innovative and established businesses by no later than the end of 2018

NEW YORK, NY, February 8 – Pfizer Inc. (NYSE: PFE) today announced the executive leadership team for the combined Pfizer and Allergan plc (NYSE: AGN) business following the close of the proposed transaction.

As previously announced, following the closing, Brent Saunders will become President and Chief Operating Officer of the combined company with responsibility for the oversight of Pfizer and Allergan’s combined commercial businesses, manufacturing and strategy functions.

Effective immediately and through the closing of the transaction Pfizer’s Global Innovative Pharma (GIP) business and its Vaccines, Oncology and Consumer (VOC) business will operate separately under the leadership of Albert Bourla, currently Group President, VOC. Upon the closing of the transaction, the Vaccines and Oncology businesses will be combined with the GIP business, and Albert Bourla will become Group President, Global Innovative Pharma, leading all of these businesses.

In addition, following the close of the transaction, the combined company will create a new operating segment named Global Specialty and Consumer Brands that will include Pfizer’s Consumer Healthcare unit and Allergan’s ophthalmology and aesthetics businesses, and Botox Therapeutic and Cosmetic. Bill Meury, currently Executive Vice President and President Branded Pharma at Allergan, will become Group President, Global Specialty and Consumer Brands, Pfizer.

After the close of the proposed transaction, Pfizer will continue to manage the combined company’s commercial operations through two distinct businesses: an Innovative Products business and an Established Products business. The Innovative Products business will be composed of two operating segments: the Global Innovative Pharmaceutical and the Global Specialty and Consumer Brands segment. The Established Products business will continue to be led by John Young, and consist of the Global Established Pharmaceutical segment, including all legacy Hospira commercial operations.

Upon the close of the transaction, the following executives will be members of the company’s executive leadership team, reporting to Brent Saunders:

•	Albert Bourla, Group President, Global Innovative Pharma

•	Tony Maddaluna, Executive Vice President, President Pfizer Global Supply

•	Bill Meury, Group President, Global Specialty and Consumer Brands

•	Laurie Olson, Executive Vice President, Strategy, Portfolio and Commercial Operations

•	John Young, Group President, Global Established Pharma

The following Pfizer executives are continuing in their roles reporting to Ian Read, Pfizer Chairman and Chief Executive Officer:

•	Frank D’Amelio – Executive Vice President, Business Operations and Chief Financial Officer

•	Mikael Dolsten – President, Worldwide Research and Development

•	Chuck Hill – Executive Vice President, Worldwide Human Resources

•	Rady Johnson – Executive Vice President, Chief Compliance and Risk Officer

•	Doug Lankler – Executive Vice President, General Counsel

•	Freda Lewis-Hall – Executive Vice President, Chief Medical Officer

•	Sally Susman – Executive Vice President, Corporate Affairs

“We are creating an executive team that has deep industry knowledge, a proven track record of success and an unwavering commitment to the patients we serve. I look forward to working with these outstanding leaders to achieve the full potential of this combination and fulfill our mission of becoming the premier biopharmaceutical company in our industry,” said Ian Read, Chairman and Chief Executive Officer of Pfizer. “We are designing the combined company to preserve and enhance our option to potentially separate the innovative and established businesses into separate companies in the future, and continue to expect to make a decision about any potential separation by no later than the end of 2018.”

Pfizer also announced that Geno Germano, Group President, Global Innovative Pharma Business, will be leaving the company.

“We thank Geno for his many contributions to Pfizer’s business over the past seven years,” continued Read. “Under Geno’s leadership we have laid the foundation for the growth potential of our vaccines and oncology businesses, strengthened our in-line portfolio with products like Enbrel, Xeljanz and Eliquis and improved our innovative late-stage pipeline with programs like bococizumab and tanezumab.”

Pfizer and Allergan will continue to operate as two separate companies until the close of the transaction, which is expected in the second half of 2016, and is subject to certain conditions, including: receipt of regulatory approval in certain jurisdictions, including the United States and European Union; the receipt of necessary approvals from both Pfizer and Allergan shareholders; and the completion of Allergan’s pending divestiture of its generics business to Teva Pharmaceuticals Industries Ltd.

About Pfizer At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalized terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Allergan and Pfizer on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

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